

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Jonathan Patton
Austin Acquisitions, Inc.
2328 B Hartford Road
Austin, Texas 78703

   Re: **Austin Acquisitions, Inc.**
       Amendment No. 3 to Form 10
       Filed March 4, 2011
       File No. 000-54228

Dear Mr. Patton:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Lauren Nguyen
         Attorney-Advisor

cc: Via facsimile: (877) 329-7833
    William P. Ruffa, Esq.
    Ruffa & Ruffa, P.C.